Filed by Apergy Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation
Commission File No.: 001-38441

This filing relates to a proposed business combination involving
Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Transcript of an employee town hall hosted by Apergy Corporation and held at 8:00 AM Central on April 27, 2020.

Soma Somasundaram – Apergy President and CEO
Hello, everyone. I’m Apergy’s CEO, Soma Somasundaram. I appreciate the opportunity to visit with you today. I’m pleased to be here today to inform you of an important milestone we have reached as part of our integration planning process.

But before I get into that, I wanted to make sure I start with our safety moment around the Covid-19 pandemic. We as a company - as Apergy - are managing the pandemic very well, thanks to the work done by our crisis management team and all of the Apergy employees around the world. So thank you. I encourage you to continue to follow all the safety and hygiene and social distancing guidelines, including the wearing of masks and other precautionary measures.

Today I’m very pleased to inform you of the important milestone we as a company, we have talked before about the combination of Apergy and ChampionX.

As a company, earlier we have talked about what better together would mean, as a combined company. Together, we will bring important and critical skillsets to the customers and provide them with extraordinary value. As a combined company, we will be stronger, healthier, with global scale, broader product offering, as well as strong financial profile.

More importantly, we as a combined company will bring together the best of the two teams to offer great value to the customers. Now, this strategic rationale always has been powerful right from the beginning, but this combination is more important now than ever.

Now the question is, as a combined company, what would be our purpose and as a combined company, what would be our name?

Nalco ChampionX has an incredible history as a company, and within Apergy have very strong brands such as Harbison-Fisher, Norris, PCS Ferguson, Oil Lift, Windrock, and these brands have tremendous global reputation, which is built on superior quality, high customer service, as well as strong performance.
So we brought together two -- both of the leadership teams to talk about what should be the combined company's new name, as well as the combined company's purpose.

From pre-recorded video:
Soma Somasundaram
Hello, everyone, good day to all of you, I’m Sivasankaran Somasundaram, Apergy CEO. I’m joined today by Deric Bryant, President of ChampionX, and as all of you know, he will be the Chief Operating Officer of our combined company.

I sincerely hope you and your loved ones are staying safe and healthy. The safety and health of our employees continues to be our top priority. I have some exciting news to share with you today regarding the planned merger of our companies. A lot has changed in the past few months, with the emergerence of the global Covid-19. We have taken some actions to continue to preserve the core capabilities of our companies, so that we can respond quickly as things return to normal.

Now, what it has not changed is the strong strategic rationale of our combined companies together, we announced in December. We believe the combination of both companies, the reasons for the combinations are even more evident now. Uniting Apergy and ChampionX brings together best of both worlds. Apergy and ChampionX are both strong performers the combination of the two companies, I believe will reap benefits for years to come.

Now the question is, what will be the purpose and the name of our combined company? As a company management team, we came together and started discussing this very thing. I am pleased to say today, we will continue our purpose of improving lives exclusive our customers, employees, shareholders and the community. When we started talking about the new combined name for this new company, both teams agreed we should bring together the best of both worlds.

So after discussions, we concluded, the combination of the global recognition of the ChampionX name, combined with strong brands of Apergy will bring the best of both worlds together. So the name of the new company will be ChampionX, and we will continue to preserve the strong brands which are present within our company. I’m convinced this truly brings together the best of both worlds, and I’m exciting about our combined future. Deric, your thoughts?

Deric Bryant - President, ChampionX
Thank you so much. You know, I’m reminded right now, obviously, that we are in a moment, and this is a tough moment, probably the toughest moment our industry has faced.

It’s a moment that will change us for sure, but I think it's a moment also that underscores why we are so better together. You know, when I think about each of us as stand-alone companies, I think about Apergy and all that you have built from your time with Dover to your two years, you have so much to think of. I think about Nalco ChampionX, and we do have a lot to be proud of, neither of us, for all we have to be proud of, would want to be facing this tough moment alone. We certainly would not be better apart, and that just underscores for me why we better together, before this moment, we thought about all the strong, strategic rationale that this deal brings to our customers.

We bring a better, more unique, more needed offering to them right now, but our employees, we bring more opportunity, we bring more capability, more ability to support, we bring more diversity, diversity in what we offer in product lines, but also geographic diversity, and diversity of our long across the oilfield that brings scale and stability to us as a company. So I think about the strategic rationale, which has always made sense, and crystalizes right now in this tough moment. In this tough moment will pass. the world is going to soon to begin to embark on recovery, and at the same time, we'll embark on this amazing journey together which I believe will be so transformational for our legacy companies and for ChampionX with our proud heritage, combined heritage and our strong brands and product lines. We have so much we can do together.

Both: I completely agree, Deric, and we are better together.

Kurt Kirchof – Performance Chemicals
We have prepared for this merger, the one thing that's permissive, how we have been art to baseball work together.

Jay Nutt – Apergy CFO
We have been able to assemble our top tier talent, it is unique, and it sets us apart. Other companies in general.

Ali Raza – Apergy Digital
It is going to drive tremendous amount of value for our customers, for our shareholders, and also for our employees as well.

Juan Alvarado – ChampionX SHE
We are working for a company whose purpose is to improve lives, it's not just lives of customers and shareholders, it's also communities that we operate in, and our family. I can't think of a better motivation to come to work every day.

Jordan Zweig – ChampionX HR
All the challenges we have right now, I’m even more excited about our future because our two companies are not going forward alone.

Mark Ely – ChampionX Corporate Comms & CX Marketing & Technology
You think it's a joint organization, you can look forward to a driven, passionate, focused organization. With strong safety culture and striving to improve lives.

Paul Mahoney – Apergy Production Automation
I feel like this is serendipitous and all the right synergies, timing, elements, the condition of the marketplace, the financial health, the ability to create value and overall shareholder returns, has really paved a way for our two companies to come together.

Ross O’Dell – ChampionX – Oilfield Performance
While we are navigating this downturn, that there are better days ahead, and this market will return, it always does, and our customers will need us more than ever, and we will be for them and be there to make better careers for all of our employees.

Alina Parast – ChampionX IT
To my biggest hope, that every one of us takes this opportunity to improve, to do better, to get inspired.

Rob Galloway – Apergy Drilling Technologies
And together, we'll feel a greater sense of strength and at the same time, find opportunities for growth.

Eric Seip – ChampionX Supply Chain
By the time we emerge, we'll have one awesome team and we'll be one heck of a force to be reckoned with in the industry. Let’s go, ChampionX.

Julia Wright- Apergy General Counsel
Thanks for everything you do and together we'll be a lot better!

Soma Somasundaram
So I’m excited about this transformative combination of both of our organizations under the name ChampionX. It truly brings together the Apergy and ChampionX people, their combined expertise, and our strong technology to deliver a strong exponential value to our customers. As you can see from the name and the logo itself, the Apergy A with the pyramid on top continues to represent our own going journey and our purpose of improving lives and the X in Champion represents the exponential value we can deliver to our customers as a combined organization. So as a combined organization, we will continue to pursue our purpose of improving lives of our customers, our employees, our shareholders and the community. We, as a company, will be united behind this common purpose and the strong operating principles of our combined company.

Both Apergy and ChampionX, will remind us the foundation of our purpose and our strategy. And those foundation principles include being strong customer advocates, relentless customer advocates, strong people orientation, and technology deliver -- delivering technology with him pact, as well as our pursuit of continuous improvement that we are driven to improve. So, I’m excited as a combined company, we will be able to pursue our common purpose even more strongly and with a lot more passion as well.

So as a combined company, we will operate in three different divisions, we will continue to have drilling technologies, and production and automation technologies. And we'll also have chemical technologies as part of the combined organization, and within chemical technologies, we will have two segments, one which is oilfield chemicals, which primarily serves the production chemicals, production side of the market, and our specialty performance chemicals which serves the drilling and completion side of the market.

Now, within the drilling technologies and production automation technologies, the existing strong brands of Apergy such as Harbison-Fisher, U.S. Synthetic, Norris, will all continue, and those strong brands are built over several years of performance, customer service, as well as superior quality. So our strong brands will continue to go to market as those brands.

Now, earlier, we had announced the combination of the leadership team and I want to remind everyone of the combined leadership team here. And I feel very excited we have brought together the best talent from both organizations to lead this combined company. So I’m excited about our future as a combined organization, and I want to summarize by -- on four elements. Number one, as the Covid-19 pandemic continues on, I want to remind everybody to stay safe. We are managing through it well.

Our markets and our customers are experiencing unprecedented disruptions in the world, and we are building amid is it amid -- amidst this unprecedented time a strong foundation for our future. We as Apergy have taken quick and decisive actions to respond to this market disruptions while preserving our core capabilities of competitive advantage in the process. and I strongly believe the combination of Apergy and ChampionX is under the umbrella of being better together is more important than ever. And we, as a combined company, will bring together the best expertise, the best people, the best technology, and the best speed to deliver expo next value to -- exponential value to our customers.

So thank you. And I’ll be happy to take any questions you may have.

John Breed – Apergy Communications
Yes. Soma, before we start with questions, let me remind everyone on the line there's a chat feature available. If they want to submit questions, I’ll take those here. We already have one, an employee asking what should we do now.

If the logo's been decided on, is there any action they need to take today?

Soma Somasundaram
Great question, John, I want to remind everyone, you know, we are still in the integration planning process. So all of these new names and new logo will be effective only after the merger is closed. So there is no reason to go order new business cards or templates. All these will be affected only after the merger closes.

John Breed
We have no other questions at this time.

Soma Somasundaram
All right, thank you, everyone, I’m excited about the combination, and I look forward to the end of this crisis and seeing you all soon and in person.

Important Information About the Transaction and Where to Find It
In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. (“ChampionX”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement with respect to the transaction when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.